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                          July 13, 2021

       Zhuangkun He
       Chief Executive Officer
       Ucommune International Ltd
       Floor 8, Tower D
       No.2 Guang Hua Road
       Chaoyang District , Beijing
       People   s Republic of China , 100026

                                                        Re: Ucommune
International Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed July 2, 2021
                                                            File No. 333-257664

       Dear Mr. He:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-2365 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services